JCDecaux

82-34631

03007365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

February 12, 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consist in :

- Information on sales made during FY 2002 (fourth quarter), that JCDecaux SA is required to make public pursuant to French regulations.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

3/19

FILE 82-5247

JCDecaux

JCDECAUX ANNOUNCES SOLID FOURTH QUARTER PERFORMANCE AND 2.2% INCREASE IN 2002 REVENUES TO €1577.7 MILLION

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 12 February 2003 – JCDecaux SA (JCDecaux, Paris : DEC), one of the world's leading outdoor advertising groups and the largest in Europe, announced today a solid improvement in fourth quarter revenues and indicated that its revenues for 2002 increased by 2.2% to €1577.7 million. Adjusting for foreign exchange, organic revenue growth was 0.7%, outperforming both the outdoor and the overall advertising market for the second consecutive year. Revenue growth in 2002 was primarily driven by the strong performance of the Street Furniture business as well as the improvement in Billboard operations, despite the challenging advertising market experienced during the year. The Group's revenue performance is in line with its comments made at the time of the third quarter results.

Full Year Revenues	**2002 (€m)**	**2001 (€m)**	**Growth (%)**	**Organic growth excl. acquis. (%)**	**Organic growth excl. acquis. and FX (%)**
Street Furniture	840.3	798.2	5.3%	4.7%	5.3%
Billboard	442.6	411.4	7.6%	2.7%	2.8%
Transport	294.8	333.6	-11.6%	-15.2%	-13.0%
Total Group	**1577.7**	**1543.2**	**2.2%**	**-0.1%**	**0.7%**

Q4 Revenues	**2002 (€m)**	**2001 (€m)**	**Growth (%)**	**Organic growth excl. acquis. (%)**	**Organic growth excl. acquis. and FX (%)**
Street Furniture	240.4	223.0	7.8%	7.8%	8.7%
Billboard	119.8	113.4	5.6%	4.6%	5.2%
Transport	80.4	91.3	-11.9%	-11.9%	-8.1%
Total Group	**440.6**	**427.7**	**3.0%**	**2.8%**	**4.2%**

Full Year revenues

Street Furniture revenues increased by 5.3% to €840.3 million during the year. Adjusting for currency, organic revenue growth was 5.3% in 2002 – a good performance given the conditions and reflecting the increasing use of street furniture advertising. Business was strong in the US, with shopping mall sales increasing nearly 50% year-on-year. Across Europe, established countries, including France and Germany, performed well, and growth was particularly strong in the UK, Belgium, Netherlands and Sweden. In the fourth quarter, adjusting for currency, Street Furniture organic revenues grew by 8.7%.

Billboard revenues rose 7.6% to €442.6 million in 2002. Adjusting for currency, Billboard organic revenue growth was 2.8%. Geographically, business continued to be strong in the UK and in Central Europe, while it stabilized in France and Belgium. In the fourth quarter, adjusting for currency, organic revenues in Billboard increased by 5.2%.

Transport revenues declined by 11.6% to €294.8 million. Adjusting for currency, organic revenues declined by 13.0%. Transport recorded positive growth in Scandinavia, Spain, Portugal and Italy but continued to be weak in the United States and in France, where airport advertising remained depressed throughout 2002. In the fourth quarter, adjusting for currency, organic revenues in Transport declined by 8.1%.

FILE 82-5247

JCDecaux

Commenting on the Group's revenue performance, Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, said:

"Despite difficult market conditions for the second consecutive year, the growth in organic revenues in 2002 demonstrates the quality and resilience of our Street Furniture asset portfolio. This was supported by our Billboard business which capitalized on earlier investment and on a consolidating market. In Transport, our business continued to be impacted by the difficult trading environment in airports.

We continue to take market share away from both national and international competitors, reflecting the quality of our assets and our multi-country and multi-format portfolio. This has lead large advertisers to use JCDecaux as a preferred supplier in outdoor, especially in Europe.

As previously indicated, we expect EBITDA in 2002 to increase slightly over 2001. As we stated in October, we expect market conditions as we enter 2003 to remain challenging and it is difficult to assess when we will see a clear improvement in advertising. However, we are well placed to benefit when general advertising expenditure increases once again."

Next information :
2002 results will be released on 19 March 2003

Key Information on the Group

- *2002 revenues : €1577.7million*
- *Listed on Euronext Paris ; part of the SBF 120 index*
- *N°1 worldwide in street furniture (283,000 faces)*
- *N°1 worldwide in airport advertising, with 154 airports and 180 other railway systems (142,000 Transport faces)*
- *N°1 in Europe for billboards (191,000 faces)*
- *616,000 advertising faces in 40 countries*
- *Present in 3,300 cities with over 10,000 inhabitants*
- *7,300 employees*

For more information, contact:

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

-End-

FILE 82-5247

JCDecaux

JCDECAUX ANNOUNCES SOLID FOURTH QUARTER PERFORMANCE AND 2.2% INCREASE IN 2002 REVENUES TO €1577.7 MILLION

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 12 February 2003 – JCDecaux SA (JCDecaux, Paris : DEC), one of the world's leading outdoor advertising groups and the largest in Europe, announced today a solid improvement in fourth quarter revenues and indicated that its revenues for 2002 increased by 2.2% to €1577.7 million. Adjusting for foreign exchange, organic revenue growth was 0.7%, outperforming both the outdoor and the overall advertising market for the second consecutive year. Revenue growth in 2002 was primarily driven by the strong performance of the Street Furniture business as well as the improvement in Billboard operations, despite the challenging advertising market experienced during the year. The Group's revenue performance is in line with its comments made at the time of the third quarter results.

Full Year Revenues	2002 (€m)	2001 (€m)	Growth (%)	Organic growth excl. acquis. (%)	Organic growth excl. acquis. and FX (%)
Street Furniture	840.3	798.2	5.3%	4.7%	5.3%
Billboard	442.6	411.4	7.6%	2.7%	2.8%
Transport	294.8	333.6	-11.6%	-15.2%	-13.0%
Total Group	**1577.7**	**1543.2**	**2.2%**	**-0.1%**	**0.7%**

Q4 Revenues	2002 (€m)	2001 (€m)	Growth (%)	Organic growth excl. acquis. (%)	Organic growth excl. acquis. and FX (%)
Street Furniture	240.4	223.0	7.8%	7.8%	8.7%
Billboard	119.8	113.4	5.6%	4.6%	5.2%
Transport	80.4	91.3	-11.9%	-11.9%	-8.1%
Total Group	**440.6**	**427.7**	**3.0%**	**2.8%**	**4.2%**

Full Year revenues

Street Furniture revenues increased by 5.3% to €840.3 million during the year. Adjusting for currency, organic revenue growth was 5.3% in 2002 – a good performance given the conditions and reflecting the increasing use of street furniture advertising. Business was strong in the US, with shopping mall sales increasing nearly 50% year-on-year. Across Europe, established countries, including France and Germany, performed well, and growth was particularly strong in the UK, Belgium, Netherlands and Sweden. In the fourth quarter, adjusting for currency, Street Furniture organic revenues grew by 8.7%.

Billboard revenues rose 7.6% to €442.6 million in 2002. Adjusting for currency, Billboard organic revenue growth was 2.8%. Geographically, business continued to be strong in the UK and in Central Europe, while it stabilized in France and Belgium. In the fourth quarter, adjusting for currency, organic revenues in Billboard increased by 5.2%.

Transport revenues declined by 11.6% to €294.8 million. Adjusting for currency, organic revenues declined by 13.0%. Transport recorded positive growth in Scandinavia, Spain, Portugal and Italy but continued to be weak in the United States and in France, where airport advertising remained depressed throughout 2002. In the fourth quarter, adjusting for currency, organic revenues in Transport declined by 8.1%.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

FILE 82-5247

JCDecaux

Commenting on the Group's revenue performance, Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, said:

"Despite difficult market conditions for the second consecutive year, the growth in organic revenues in 2002 demonstrates the quality and resilience of our Street Furniture asset portfolio. This was supported by our Billboard business which capitalized on earlier investment and on a consolidating market. In Transport, our business continued to be impacted by the difficult trading environment in airports.

We continue to take market share away from both national and international competitors, reflecting the quality of our assets and our multi-country and multi-format portfolio. This has lead large advertisers to use JCDecaux as a preferred supplier in outdoor, especially in Europe.

As previously indicated, we expect EBITDA in 2002 to increase slightly over 2001. As we stated in October, we expect market conditions as we enter 2003 to remain challenging and it is difficult to assess when we will see a clear improvement in advertising. However, we are well placed to benefit when general advertising expenditure increases once again."

Next information :
2002 results will be released on 19 March 2003

Key Information on the Group

- *2002 revenues : €1577.7million*
- *Listed on Euronext Paris ; part of the SBF 120 index*
- *N°1 worldwide in street furniture (283,000 faces)*
- *N°1 worldwide in airport advertising, with 154 airports and 180 other railway systems (142,000 Transport faces)*
- *N°1 in Europe for billboards (191,000 faces)*
- *616,000 advertising faces in 40 countries*
- *Present in 3,300 cities with over 10,000 inhabitants*
- *7,300 employees*

For more information, contact:

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

-End-

JCDecaux

QUATRIEME TRIMESTRE 2002 : UNE SOLIDE PERFORMANCE
CHIFFRE D'AFFAIRES 2002 : EN HAUSSE DE 2,2 % A 1577,7 MILLIONS D'EUROS

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Paris, 12 février 2003 – JCDecaux SA (JCDecaux, Paris : DEC), l'un des leaders mondiaux de la communication extérieure et le N°1 en Europe, a publié un chiffre d'affaires pour le quatrième trimestre qui traduit une solide performance du Groupe. Le chiffre d'affaires 2002 est en hausse de 2,2 % à 1577,7 millions d'euros. A périmètre et taux de change constants, le chiffre d'affaires a augmenté de 0,7 %, soit une croissance supérieure à celle du marché publicitaire et à celle du marché de la communication extérieure, pour la deuxième année consécutive.

La croissance du chiffre d'affaires en 2002 est due à la très bonne performance de l'activité Mobilier Urbain, ainsi qu'à l'amélioration de l'activité Affichage, malgré un environnement publicitaire difficile. Ces résultats sont en ligne avec les prévisions faites par le Groupe lors de la publication de son chiffre d'affaires du troisième trimestre.

Chiffre d'Affaires Annuel	2002 (m€)	2001 (m€)	Evolution (%)	Evolution à périmètre constant (%)	Evolution à périmètre et taux de change constants (%)
Mobilier Urbain	840,3	798,2	5,3 %	4,7 %	5,3 %
Affichage	442,6	411,4	7,6 %	2,7 %	2,8 %
Transport	294,8	333,6	-11,6 %	-15,2 %	-13,0 %
Total Groupe	**1577,7**	**1543,2**	**2,2 %**	**-0,1 %**	**0,7 %**

Chiffre d'Affaires du 4ème trimestre	2002 (m€)	2001 (m€)	Evolution (%)	Evolution à périmètre constant (%)	Evolution à périmètre et taux de change constants (%)
Mobilier Urbain	240,4	223,0	7,8 %	7,8 %	8,7 %
Affichage	119,8	113,4	5,6 %	4,6 %	5,2 %
Transport	80,4	91,3	-11,9 %	-11,9 %	-8,1 %
Total Groupe	**440,6**	**427,7**	**3,0 %**	**2,8 %**	**4,2 %**

Chiffre d'Affaires

Mobilier Urbain : le chiffre d'affaires a augmenté de 5,3 % à 840,3 millions d'euros en 2002. A périmètre et taux de change constants, la croissance interne est de 5,3 % en 2002, une solide performance au vu des conditions de marché, traduisant le succès croissant du mobilier urbain en tant que support publicitaire. Aux Etats-Unis, le Groupe a réalisé de très bons résultats, notamment grâce aux ventes d'espaces publicitaires dans les centres commerciaux qui ont augmenté de près de 50% en 2002. En Europe, l'activité est restée soutenue dans les pays où ce support est implanté de longue date, y compris en France et en Allemagne, et la croissance a été particulièrement forte au Royaume-Uni, en Belgique, aux Pays-Bas et en Suède. Au quatrième trimestre, à périmètre et taux de change constants, le chiffre d'affaires du Mobilier Urbain a progressé de 8,7 %.

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

FILE 82-5241

JCDecaux

Affichage : le chiffre d'affaires a progressé de 7,6 % et ressort à 442,6 millions d'euros en 2002. A périmètre et taux de change constants, le chiffre d'affaires a progressé de 2,8 %. Au Royaume-Uni et en Europe Centrale, l'Affichage a continué sa forte progression et l'activité s'est stabilisée en France et en Belgique. Au quatrième trimestre, à périmètre et taux de change constants, le chiffre d'affaires de l'Affichage a progressé de 5,2 %.

Transport : le chiffre d'affaires a diminué de 11,6 % et ressort à 294,8 millions d'euros en 2002. A périmètre et taux de change constants, le chiffre d'affaires a baissé de 13,0 %. L'activité Transport était en croissance en Scandinavie, en Espagne, au Portugal et en Italie alors que la publicité dans les aéroports aux Etats-Unis et en France a continué de souffrir de conditions de marché défavorables. Au quatrième trimestre, à périmètre et taux de change constants, le chiffre d'affaires du Transport a baissé de 8,1 %.

A l'occasion de la publication du chiffre d'affaires, Jean-Charles Decaux, Président du Directoire et co-Directeur Général, a indiqué:

« En dépit de conditions de marché difficiles pour la deuxième année consécutive, la croissance interne du chiffre d'affaires en 2002 démontre la qualité des actifs du Groupe dans le Mobilier Urbain et sa capacité de résistance. L'Affichage, qui a bénéficié des investissements de modernisation réalisés, ainsi que de la consolidation du secteur, a également contribué à la croissance du chiffre d'affaires. L'activité de publicité dans les Transports a continué d'être pénalisée par les conditions de marché tendues dans le secteur de la publicité en aéroport.

Nous continuons à gagner des parts de marché par rapport à nos concurrents nationaux et internationaux, en raison de la qualité de notre patrimoine. En outre, les grands annonceurs choisissent JCDecaux comme partenaire privilégié pour la communication extérieure, particulièrement en Europe, car nous sommes les seuls à leur offrir des réseaux publicitaires multinationaux et multi-formats.

Nous confirmons que l'EBITDA 2002 devrait être en légère croissance par rapport à 2001. Comme nous l'avons indiqué au mois d'octobre, nous estimons que les conditions de marché resteront tendues au début de l'année 2003. Dans ce contexte, il est difficile d'anticiper à quelle échéance nous verrons une réelle reprise du marché publicitaire. Pour autant, le groupe JCDecaux reste bien positionné pour en bénéficier, lorsque les investissements publicitaires reprendront. »

Prochaine information :
Résultats annuels 2002 - 19 mars 2003

Chiffres Clés du Groupe

- *Chiffre d'affaires 2002 : 1577,7 millions d'euros*
- *JCDecaux est coté au Premier Marché d'Euronext Paris et fait partie de l'indice SBF 120*
- *N°1 mondial du mobilier urbain (283 000 faces)*
- *N°1 mondial de la publicité dans les aéroports avec 154 aéroports et 180 systèmes ferroviaires et bus (142 000 faces)*
- *N°1 européen de l'affichage grand format (191 000 faces)*
- *616 000 faces publicitaires dans 40 pays*
- *une présence dans 3 300 villes de plus de 10 000 habitants*
- *7 300 collaborateurs*

Direction de la Communication
Relations Presse
Raphaële Rabatel
Tél : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
raphaele.rabatel@jcdecaux.fr

Direction Générale Finance
Relations Investisseurs
Cécile Prévot
Tél : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

-Fin-